UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            FORM 12b-25
                    NOTIFICATION OF LATE FILING

               		                                SEC FILE NUMBER
                                                            1-8496

                                                         CUSIP NUMBER
                                                           192432102


(Check one): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form 10-D [ ]Form N-SAR [ ]Form N-CSR
             For Period Ended: December 31, 2005
             [ ]Transition Report on Form 10-K
             [ ]Transition Report on Form 20-F
             [ ]Transition Report on Form 11-K
             [ ]Transition Report on Form 10-Q
             [ ]Transition Report on Form N-SAR
             [ ]For the Transition Period Ended:


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




PART I - REGISTRANT INFORMATION

Cognitronics Corporation
-------------------------
Full Name of Registrant



--------------------------
Former Name if Applicable


3 Corporate Drive
--------------------------
Address of Principal Executive Office (Street and Number)


Danbury, Connecticut 06810
--------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


 [X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
          Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
      (c))The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In the fourth quarter of 2005 the Company acquired a subsidiary and disposed of discontinued operations. Additional time was needed to file a complete and accurate Form 10-K.


PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

   Garrett Sullivan
   ----------------
   (Name)

   203-830-3400
   -----------------------------
   (Area Code)(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s)
   been filed? If answer is no, identify report(s).  Yes [X]   No [ ]

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
   report or portion thereof?   Yes [x]    No [ ]


In the fourth quarter of 2005, income from continuing operations was $.2 million versus $2.1 million in the 2004 period. The decrease was due to lower revenues and higher research and development expenses (including the expensing of purchased research and development of $.7 million). A press release was issued on March 31, 2006.




Cognitronics Corporation
---------------------------------------------
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.








Date April 3, 2006
By
 /s/ Garrett Sullivan
 --------------------
Garrett Sullivan
Treasurer and Chief Financial
Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.